Points International Ltd. Reports 52% Year-Over-Year Growth in
Business Metrics for October 2007

Company closes in on record 1 billion points/miles transacted in October 2007

TORONTO, November 12, 2007, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of the Points.com portal, today announced its business metrics for the month of October 2007. The Company reported a 52% year-over-year increase in overall points/miles transacted for the month of October, with just under 1 billion points/miles transacted, bringing cumulative points/miles transacted up 47% year-over-year to 32 billion.

"Points' growth is accelerating as billions of miles and points are transacted across our industry leading loyalty platform," Rob MacLean, Chief Executive Officer of Points International. "Our October metrics were very strong as our momentum continued and our Private Branded channels grew 55% year-over-year."

Other October highlights include:

  Points/miles transacted by Private Branded Channels increased 46% year-over-year bringing cumulative points/miles transacted to 28.3 billion.

  Points/miles transacted by Points.com Channels grew approximately 23% sequentially and 38% year-over-year to 145.6 million.

  Cumulative points/miles transacted reached 3.7 billion on the points.com channels, a 62% increase year-over-year.

  The Company added 27,000 registered users during October, bringing cumulative registered users on Points.com to just under 1.8 million, a 24% year-over-year increase.

			Oct-07 vs.		Oct-07 vs.
	Oct-07	Sep-07	Sep-07	Oct-06	Oct-06

TOTAL ALL CHANNELS

Points/Miles Transacted	999,682,020	855,116,220	17%	657,758,995	52%
# of Points/Miles Transactions	108,085	94,495	14%	72,546	49%
Cumulative Points/Miles Transacted	31,991,534,654	30,991,852,634	3%	21,709,884,064	47%

PRIVATE BRANDED CHANNELS

Points/Miles Transacted	854,059,753	736,661,592	16%	552,257,201	55%
# of Points/Miles Transactions	100,391	87,659	15%	64,887	55%
Cumulative Points/Miles Transacted	28,303,825,509	27,449,765,756	3%	19,435,132,520	46%

POINTS.COM CHANNELS

Points/Miles Transacted	145,622,267	118,454,628	23%	105,501,794	38%
# of Points/Miles Transactions	7,694	6,836	13%	7,659	0%
Cumulative Points/Miles Transacted	3,687,709,145	3,542,086,878	4%	2,274,751,544	62%
Cumulative Registered Users	1,789,509	1,762,429	2%	1,444,684	24%

Points International's monthly business metrics can be found on the Investor relations section of the Company's website at: http://www.points.com/static/corporate/investor_overview.html

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com